

July 14, 2022

Martine Rothblatt
Chief Executive Officer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, Maryland 20910

> **Re: United Therapeutics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 000-26301**

Dear Mr. Rothblatt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development , page 54

1. We note that you have multiple products in varying stages of development. Please revise future filings to provide more details about your research and development expenses for each period presented, including but not limited to by product/program as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Daniel Gordon, Senior Advisor, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences